FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2004

 I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT SEPTEMBER 30, 2004 & 2003

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JULY 01 TO SEPTEMBER 30, 2004 & 2003

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED STATEMENTS OF INCOME FROM JULY 01 TO SEPTEMBER 30, 2004 & 2003

FS-08 CONSOLIDATED STATEMENTS OF INCOME, FOURTH QUARTER - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JULY 01 TO SEPTEMBER 30, 2004 & 2003

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FI-01 RATIOS - CONSOLIDATED INFORMATION

FI-02 DATA PER SHARE - CONSOLIDATED INFORMATION

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3.- SHARE INVESTMENTS

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION OF MONETARY POSITION

ANNEX 8.- BONDS AND/OR MEDIUM-TERM NOTES LISTED IN STOCK MARKET

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11.- DOMESTIC SALES - MAIN SERVICES -

ANNEX 11b.- FOREIGN SALES - MAIN SERVICES -

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

INTEGRATION OF PAID CAPITAL STOCK

GENERAL INFORMATION

BOARD OF DIRECTORS

DECLARATION BY THE COMPANY'S OFFICERS THAT ARE RESPONSIBLE FOR THE INFORMATION

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT SEPTEMBER 30, 2004 & 2003

(Thousand Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	TOTAL ASSETS	247,579,660	100	171,011,846	100

2	CURRENT ASSETS	62,683,829	25	36,288,938	21
3	CASH AND SHORT-TERM INVESTMENTS	19,324,323	8	3,625,351	2
4	ACCOUNTS RECEIVABLE, NET	25,991,582	10	20,112,383	12
5	OTHER ACCOUNTS RECEIVABLE, NET	6,895,230	3	2,901,168	2
6	INVENTORIES	1,119,977	0	849,331	0
7	OTHER CURRENT ASSETS	9,352,717	4	8,800,705	5
8	LONG - TERM	1,153,133	0	892,066	1
9	ACCOUNTS RECEIVABLE, NET	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND AFFILIATES NON-CONSOLIDATED	779,595	0	731,467	0
11	OTHER INVESTMENTS	373,538	0	160,599	0
12	PLANT, PROPERTY AND EQUIPMENT, NET	146,917,760	59	125,108,900	73
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL EQUIPMENT	404,025,267	163	304,806,884	178
15	OTHER EQUIPMENTS	0	0	0	0
16	ACCUMULATED DEPRECIATION	262,302,797	106	182,389,884	107
17	CONSTRUCTIONS IN PROGRESS	5,195,290	2	2,691,900	2
18	DEFERRED ASSETS, NET	9,938,630	4	727,698	0
19	OTHER ASSETS	26,886,308	11	7,994,244	5

20	TOTAL LIABILITIES	152,563,782	100	99,813,675	100

21	CURRENT LIABILITIES	53,166,658	35	37,648,931	38
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	10,417,167	7	8,561,077	9
24	STOCK MARKET LOANS	850,000	1	11,165,303	11
25	TAXES PAYABLE	5,832,273	4	1,912,041	2
26	OTHER CURRENT LIABILITIES	36,067,218	24	16,010,510	16
27	LONG - TERM LIABILITIES	77,172,968	51	42,834,035	43
28	BANK LOANS	42,046,468	28	17,789,275	18
29	STOCK MARKET LOANS	35,126,500	23	25,044,760	25
30	OTHER LOANS	0	0	0	0
31	DEFERRED CREDITS	20,671,279	14	15,072,437	15
32	OTHER LIABILITIES	1,552,877	1	4,258,272	4

33	CONSOLIDATED STOCKHOLDERS' EQUITY	95,015,878	100	71,198,171	100

34	MINORITY INTEREST	8,574,994	9	0	0
35	MAJORITY INTEREST	86,440,884	91	71,198,171	100
36	CONTRIBUTED CAPITAL	46,737,603	49	40,717,946	57
37	CAPITAL STOCK (NOMINAL)	298,281	0	307,205	0
38	RESTATEMENT OF CAPITAL STOCK	28,015,404	29	28,616,860	40
39	PREMIUM ON SALES OF SHARES	18,423,918	19	11,793,881	17
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	39,703,281	42	30,480,225	43
42	RETAINED EARNINGS AND CAPITAL RESERVE	87,440,120	92	87,446,290	123
43	RESERVE FOR REPURCHASE OF OWN SHARES	0	0	0	0
44	EXCESS (SHORTFALL) FROM RESTATEMENT OF STOCKHOLDERS' EQUITY	(64,508,187)	(68)	(74,397,020)	(104)
45	NET INCOME	16,771,348	18	17,430,955	24

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
3	CASH AND SHORT- TERM INVESTMENTS	19,324,323	100	3,625,351	100
46	CASH	1,502,034	8	1,235,648	34
47	SHORT-TERM INVESTMENTS	17,822,289	92	2,389,703	66

18	DEFERRED ASSETS, NET	9,938,630	100	727,698	100
48	AMORTIZED OR REDEEMED EXPENSES	1,529,360	15	617,377	85
49	GOODWILL	3,919,044	39	110,321	15
50	DEFERRED TAXES	4,490,226	45	0	0
51	OTHERS	0	0	0	0

21	CURRENT LIABILITIES	53,166,658	100	37,648,931	100
52	FOREIGN CURRENCY LIABILITIES	9,617,167	18	16,491,980	44
53	MEXICAN PESOS LIABILITIES	43,549,491	82	21,156,951	56

24	STOCK MARKET SHORT-TERM SECURITIES	850,000	100	11,165,303	100
54	COMMERCIAL PAPER	0	0	1,867,294	17
55	MEDIUM-TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF SECURITIES	850,000	100	9,298,009	83

26	OTHER CURRENT LIABILITIES	36,067,218	100	16,010,510	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	36,067,218	100	16,010,510	100

27	LONG - TERM LIABILITIES	77,172,968	100	42,834,035	100
59	FOREIGN CURRENCY LIABILITIES	70,072,968	91	35,007,811	82
60	MEXICAN PESOS LIABILITIES	7,100,000	9	7,826,224	18

29	STOCK MARKET LONG-TERM SECURITIES	35,126,500	100	25,044,760	100
61	BONDS	35,126,500	100	25,044,760	100
62	MEDIUM-TERM NOTES	0	0	0	0

30	OTHER LOANS	0	100	0	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0

31	DEFERRED CREDITS	20,671,279	100	15,072,437	100
65	GOODWILL	0	0	0	0
66	DEFERRED TAXES	20,671,279	100	15,072,437	100
67	OTHERS	0	0	0	0

32	OTHER LIABILITIES	1,552,877	100	4,258,272	100
68	RESERVES	1,552,877	100	4,258,272	100
69	OTHERS LIABILITIES	0	0	0	0

44	EXCESS (SHORTFALL) FROM RESTATEMENTS OF STOCKHOLDERS' EQUITY	(64,508,187)	100	(74,397,020)	100
70	ACCUMULATED MONETARY POSITION INCOME	(13,353,963)	(21)	(13,354,313)	(18)
71	RESULT FROM HOLDING NON-MONETARY ASSETS	(51,154,224)	(79)	(61,042,707)	(82)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousand Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	9,517,171	(1,359,993)
73	PENSIONS FUND AND SENIORITY PREMIUMS	1,552,877	4,258,272
74	EXECUTIVES (*)	124	134
75	EMPLOYEES (*)	22,858	11,356
76	WORKERS (*)	52,047	51,234
77	OUTSTANDING SHARES (*)	11,931,234,854	12,288,194,094
78	REPURCHASE OF OWN SHARES (*)	569,162,600	488,907,631

(*)	THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JULY 01 TO SEPTEMBER 30, 2004 & 2003 -

(Thousand Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	96,287,432	100	89,572,797	100
2	COST OF SALES AND SERVICES	50,314,404	52	46,034,327	51
3	GROSS INCOME	45,973,028	48	43,538,470	49
4	OPERATING COSTS	15,217,210	16	13,449,108	15
5	OPERATING INCOME	30,755,818	32	30,089,362	34
6	COMPREHENSIVE FINANCING COST	1,676,866	2	3,039,994	3
7	INCOME AFTER COMPREHENSIVE FINANCING COST	29,078,952	30	27,049,368	30
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	29,078,952	30	27,049,368	30
10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	12,209,344	13	9,473,937	11
11	INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	16,869,608	18	17,575,431	20
12	EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATES	(74,980)	0	(144,476)	0
13	INCOME FROM CONTINUOUS OPERATIONS	16,794,628	17	17,430,955	19
14	INCOME FROM DISCONTINUOUS OPERATIONS, NET	0	0	0	0
15	NET INCOME BEFORE EXTRAORDINARY ITEMS	16,794,628	17	17,430,955	19
16	EXTRAORDINARY ITEMS NET EXPENDITURES (REVENUES)	0	0	0	0
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET INCOME	16,794,628	17	17,430,955	19
19	MINORITY INTEREST	23,280	0	0	0
20	MAJORITY INTEREST	16,771,348	17	17,430,955	19

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	96,287,432	100	89,572,797	100
21	DOMESTIC	88,326,999	92	88,150,603	98
22	FOREIGN	7,960,433	8	1,422,194	2
23	TRANSLATION INTO DOLLARS (***)	697,635	1	127,402	0

6	COMPREHENSIVE FINANCING COST	1,676,866	100	3,039,994	100
24	INTEREST EXPENSE	4,435,768	265	4,628,048	152
25	EXCHANGE LOSS	428,790	26	2,235,214	74
26	INTEREST INCOME	1,711,139	102	2,708,002	89
27	EXCHANGE GAIN	0	0	0	0
28	INCOME DUE TO MONETARY POSITION	(1,476,553)	(88)	(1,115,266)	(37)
42	RESTATEMENT OF UDIS'S LOSS	0	0	0	0
43	RESTATEMENT OF UDIS'S PROFIT	0	0	0	0

8	OTHER FINANCIAL OPERATIONS	0	100	0	100
29	OTHER INCOME AND EXPENSES, NET	0	0	0	0
30	LOSS (PROFIT) ON SALE OF OWN SHARES	0	0	0	0
31	LOSS (PROFIT) ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	12,209,344	100	9,473,937	100
32	INCOME TAX	10,706,098	88	7,970,897	84
33	DEFERRED INCOME TAX	(481,066)	(4)	(361,420)	(4)
34	EMPLOYEE PROFIT SHARING	1,984,312	16	1,864,460	20
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***)	THOUSAND DOLLARS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousand Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
36	TOTAL REVENUES	96,287,431	89,572,796
37	NET INCOME	0	0
38	OPERATING REVENUES (**)	127,477,001	121,155,119
39	OPERATING INCOME (**)	41,529,486	41,654,688
40	NET INCOME OF MAJORITY INTEREST (**)	22,542,223	23,108,998
41	NET INCOME (**)	22,565,503	23,108,998

(**)	INFORMATION OF THE PAST TWELVE MONTHS

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   MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JULY 01 TO SEPTEMBER 30, 2004 & 2003 -

(Thousand Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	36,164,623	100	30,559,800	100
2	COST OF SALES AND SERVICES	18,941,205	52	15,654,118	51
3	GROSS INCOME	17,223,418	48	14,905,682	49
4	OPERATING COST	6,136,900	17	4,591,921	15
5	OPERATING INCOME	11,086,518	31	10,313,761	34
6	COMPREHENSIVE FINANCING COST	(36,156)	(0)	2,146,442	7
7	INCOME AFTER COMPREHENSIVE FINANCING COST	11,122,674	31	8,167,319	27
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	11,122,674	31	8,167,319	27
10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	4,361,168	12	2,551,892	8
11	INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	6,761,506	19	5,615,427	18
12	EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATES	(33,796)	0	(39,821)	0
13	INCOME FROM CONTINUOUS OPERATIONS	6,727,710	19	5,575,606	18
14	INCOME FROM DISCONTINUOUS OPERATIONS, NET	0	0	0	0
15	NET INCOME BEFORE EXTRAORDINARY ITEMS	6,727,710	19	5,575,606	18
16	EXTRAORDINARY ITEMS NET EXPENDITURES (REVENUES)	0	0	0	0
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET INCOME	6,727,710	19	5,575,606	18
19	MINORITY INTEREST	23,280	0	0	0
20	MAJORITY INTEREST	6,704,430	19	5,575,606	18

---

    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME, FOURTH QUARTER

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

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REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	36,164,623	100	30,559,800	100
21	DOMESTIC	29,959,150	83	29,928,041	98
22	FOREIGN	6,205,473	17	631,759	2
23	TRANSLATION INTO DOLLARS (***)	545,521	2	57,205	0

6	COMPREHENSIVE FINANCING COST	(36,156)	100	2,146,442	100
24	INTEREST EXPENSE	1,593,284	4,407	1,637,950	76
25	EXCHANGE LOSS	0	0	1,534,335	71
26	INTEREST INCOME	627,192	1,735	660,137	31
27	EXCHANGE GAIN	256,610	710	0	0
28	INCOME DUE TO MONETARY POSITION	(745,638)	(2,062)	(365,706)	(17)
42	RESTATEMENT OF UDI'S LOSS	0	0	0	0
43	RESTATEMENT OF UDI'S PROFIT	0	0	0	0

8	OTHER FINANCIAL OPERATIONS	0	100	0	100
29	OTHER INCOME AND EXPENSES, NET	0	0	0	0
30	LOSS (PROFIT) ON SALE OF OWN SHARES	0	0	0	0
31	LOSS (PROFIT) ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	4,361,168	100	2,551,892	100
32	INCOME TAX	3,917,532	90	2,308,663	90
33	DEFERRED INCOME TAX	(89,795)	(2)	(376,777)	(15)
34	EMPLOYEE PROFIT SHARING	533,431	12	620,006	24
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***)	THOUSANDS OF DOLLARS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JULY 01 TO SEPTEMBER 30, 2004 & 2003 -

(Thousand Pesos)

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	NET INCOME	16,794,628	17,430,955
2	ADD (DEDUCT) ITEMS NOT REQUIRING THE USE OF RESOURCES	16,190,688	15,507,869
3	CASH FLOW FROM NET INCOME FOR THE YEAR	32,985,316	32,938,824
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	8,155,480	(15,730,223)
5	RESOURCES PROVIDED BY OPERATING ACTIVITIES	41,140,796	17,208,601
6	CASH FLOW FROM OUTSIDE FINANCING	1,468,739	(8,510,880)
7	CASH FLOW FROM OWN FINANCING	(10,320,737)	(14,359,677)
8	RESOURCES PROVIDED BY FINANCING ACTIVITIES	(8,851,998)	(22,870,557)
9	RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	(23,494,080)	(4,422,278)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	8,794,718	(10,084,234)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	10,529,605	13,709,585
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	19,324,323	3,625,351

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
2	ADD (DEDUCT) ITEMS NOT REQUIRING THE USE OF RESOURCES	16,190,688	15,507,869
13	(+)DEPRECIATION AND AMORTIZATION FOR THE YEAR	16,620,054	15,724,814
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	0	0
40	(+) OHTER ITMES NOT CONSIDERED FOR EBITDA CALCULATION	(429,366)	(216,945)

4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	8,155,480	(15,730,223)
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(1,568,916)	(1,600,346)
19	+(-) DECREASE (INCREASE) IN INVENTORIES	(37,750)	359,326
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	5,087,746	(6,159,053)
21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	4,674,400	(8,330,150)

6	CASH FLOW FROM OUTSIDE FINANCING	1,468,739	(8,510,880)
23	+ SHORT-TERM BANK FINANCING AND DEBT SECURITIES	31,848,113	22,216,573
24	+ LONG-TERM BANK FINANCING AND DEBT SECURITIES	364,804	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	1,637,422
27	(-) BANK FINANCING AMORTIZATION	(27,570,627)	(31,575,792)
28	(-) DEBT SECURITIES AMORTIZATION	(1,037,448)	(789,083)
29	(-) OTHER FINANCING AMORTIZATION	(2,136,103)	0

7	CASH FLOW FROM OWN FINANCING	(10,320,737)	(14,359,677)
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	(304,805)	(832,932)
31	(-) DIVIDENS PAID	(6,023,454)	(5,932,802)
32	+ PREMIUM ON SALE OF SHARES	6,630,344	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(10,622,822)	(7,593,943)

9	RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	(23,494,080)	(4,422,278)
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	(9,293,578)	(1,122)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(9,818,879)	(4,999,030)
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	(764,067)	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	(3,617,556)	577,874

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-01

RATIOS

- CONSOLIDATED INFORMATION -

(Thousand Pesos)

Final printing

---

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD
1	NET INCOME TO OPERATING REVENUES	17.44%		19.46%
2	NET INCOME TO STOCKHOLDERS' EQUITY (**)	26.08%		32.46%
3	NET INCOME TO TOTAL ASSETS ( **)	9.11%		13.51%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	25.96%		28.21%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	8.79%		6.40%
	ACTIVITY
6	OPERATING REVENUES TO TOTAL ASSETS (**)	0.51	times	0.71	times
7	OPERATING REVENUES TO FIXED ASSETS (**)	0.87	times	0.97	times
8	INVENTORIES ROTATION (**)	55.32	times	46.05	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	63	days	53	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	6.31%		9.65%
	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	61.62%		58.37%
12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.61	times	1.40	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	52.23%		51.60%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	52.53%		34.24%
15	OPERATING INCOME TO INTEREST EXPENSE	6.93	times	6.50	times
16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	0.84	times	1.21	times
	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.18	times	0.96	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.16	times	0.94	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.41	times	0.36	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	36.35%		9.63%
	STATEMENT OF CHANGES IN FINANCIAL POSITION
21	CASH FLOW FROM NET INCOME TO OPERATING REVENUES	34.26%		36.77%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO OPERATING REVENUES	8.47%		(17.56)%
23	RESOURCES PROVIDED BY OPERATING ACTIVITIES TO INTEREST EXPENSES	9.27	times	3.72	times
24	OUTSIDE FINANCING TO RESOURCES PROVIDED BY FINANCING ACTIVITIES	(16.59)%		37.21%
25	OWN FINANCING TO RESOURCES PROVIDED BY FINANCING ACTIVITIES	116.59%		62.79%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	41.79%		113.04%

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-02

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousand Pesos)

Final printing

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REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
1	BASIC INCOME PER ORDINARY SHARE (**)	1.88		$1.84	$
2	BASIC INCOME PER PREFERENT SHARE (**)	0.00		$0.00	$
3	INCOME PER DILUTED SHARE (**)	0.00		$0.00	$
4	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	1.88		$1.84	$
5	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
6	EFFECT OF EXTRAORDINARY INCOME ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
8	CARRYING VALUE PER SHARE	7.24		$5.79	$
9	ACUMULATED CASH DIVIDEND PER SHARE	0.50		$0.48	$
10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	2.52	times	3.02	times
12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	9.69	times	9.49	times
13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

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Mexico City, October 19, 2004.

Consolidated Financial Results

  Operating revenues increased 18.3% in the third quarter
  EBITDA increased 8.2% in the quarter
  Operating income increased 7.5% compared with the third quarter of 2003
  Earnings per share were 0.56 pesos and 0.98 dollars per ADR

International Businesses

Starting with the 2004 third quarter TELMEX is including the operations of Metrored, TELMEX Corp. (Chilesat) and Embratel in its consolidated results. The reports will include consolidated results for all the operations controlled by TELMEX as well as income statements by country.

Revenues: At September 30, revenues for TELMEX and its subsidiaries in Mexico and South America rose to 36,165 million pesos, an increase of 18.3% compared with the same period of 2003. For the nine months, revenues increased 7.5%, totaling 96,287 million pesos.

Costs and Expenses: Operating costs and expenses totaled 25,079 million pesos, 23.9% higher than the same quarter of the previous year. For the nine months, operating costs and expenses increased 10.2%, totaling 65,532 million pesos.

EBITDA and Operating Income: EBITDA rose to 17,062 million pesos in the quarter, 8.2% higher than the same period of 2003 and the EBITDA margin was 47.2%. Operating income totaled 11,086 million pesos, an increase of 7.5%, and the margin was 30.6% in the quarter. For the nine months, EBITDA and operating income totaled 47,375 million pesos and 30,755 million pesos, reflecting increases of 3.4% and 2.2%, respectively. The EBITDA margin was 49.2% and the operating margin was 31.9%.

Comprehensive Financing Cost: Comprehensive financing cost was positive by 37 million pesos in the quarter. This result was due to a net interest charge of 966 million pesos, partially offset by monetary gain of 746 million pesos and an exchange gain of 257 million pesos resulting from the 0.01% appreciation of the peso to the US dollar (11.4106 pesos per dollar in 3Q04 vs. 11.4116 pesos per dollar in 2Q04) and the 8.0% appreciation of the Brazilian real to the US dollar (2.8586 reales per dollar in 3Q04 vs. 3.1075 reales per dollar in 2Q04). At September 30, comprehensive financing cost was 1,677 million pesos, 44.8% lower than the same period of 2003.

Net Income: Net income totaled 6,705 million pesos in the third quarter, 20.2% higher than the same period of the previous year. For the nine months, net income totaled 16,771 million pesos, 3.8% lower than the same period of 2003. The minority interest, primarily reflecting the 80.7% minority ownership in Embratel, was 23 million pesos. Earnings per share for the third quarter, based on the number of shares outstanding at period end, were 0.56 pesos, and earnings per ADR were 0.98 dollars.

Debt: Debt rose 13.9% to 7.751 billion dollars compared with 6.810 billion dollars at September 30, 2003 (which includes Embratel's debt at that date for purposes of comparison). The net increase in debt of 941 million dollars reflects the disposal of 1.9 billion dollars from the syndicated bank loan of 2.425 billion dollars that TELMEX obtained in July 2004. Of total debt, 12.7% is short-term, 85.2% is in foreign currency (66.3% considering hedges), and 41.0% carries a fixed rate (55.0% considering interest rate swaps). At September 30, 2004, TELMEX carried out interest rate swaps for 12,390 million pesos, producing a new fixed rate of 9.2%, and currency hedges for 1.468 billion dollars, of which 76.6% is related to hedges of pesos to dollars and 23.4% to hedges of reales to dollars.

Of debt especially related to TELMEX Mexico, 7.8% is short-term, 88.2% is foreign denominated (70.8% considering hedges), and 41.0% carries a fixed rate (57.7% considering interest rate swaps). In the case of Embratel, 39.2% of its debt is short-term, 70.5% is foreign denominated (41.9% considering hedges) and 38.8% of the total has fixed rates.

Total Investment: At September 30, total investment was 922 million dollars, of which 53 million dollars were used for the operations in South America.

Dividends: On September 17, and on September 24 in the United States, the second 2004 dividend payment of 17 Mexican cents was made as declared by the Board of Directors based on net income in 2003. The amount paid was 2,034 million pesos. The third dividend payment will be made on December 16 in Mexico and 5 working days later to registered shareholders in the United States.

Repurchase of Shares

During the third quarter, the company repurchased 187,625,100 shares, representing 1.6% of outstanding shares at the end of June.

Mexico Operating Results

Local

Net line gain for the quarter was 350,826 as a result of 547,417 connections and 196,591 disconnections. At September 30, there were 16,816,480 lines in service, an annual increase of 9.5%. Of the additions during the quarter, the prepaid system generated 33.1%, bringing the total of Multifon Hogar lines to 1,015,281, 97.9% more than the previous year and representing 6.0% of lines in service.

In the third quarter, digital services attained market penetration of 37.4% of lines in service, 3.1 percentage points higher than the same period of the previous year. At September 30, there were 6,882,027 free voice mails (Buzon TELMEX) in operation, an increase of 44.6% compared with the previous year and representing penetration of 40.9% of lines in service.

During the quarter, 6,736 million local calls were made, an annual decrease of 2.0%. For the nine months, total local traffic was 20,199 million calls, 1.3% higher than the same period of 2003.

Interconnection traffic totaled 7,817 million minutes during the quarter, 17.6% more than in the same period of the previous year. For the nine months, interconnection traffic increased 15.4% compared with the same period of last year, totaling 22,182 million minutes.

Long distance

In the third quarter, DLD traffic totaled 4,322 million minutes, 10.3% higher than the same period of 2003. For the nine months, DLD traffic totaled 12,510 million minutes, an increase of 7.7% compared with the same period of the previous year.

ILD outgoing minutes increased 8.2%, totaling 429 million minutes. Incoming ILD minutes totaled 1,212 million minutes, 51.5% higher than the same period of 2003. The incoming-outgoing ratio was 2.8 compared with 2.0 last year. For the nine months, ILD outgoing minutes totaled 1,263 million and incoming 3,319 million, providing increases of 8.2% and 71.0%, respectively, compared with the same period of 2003.

Internet

At September 30, Internet access accounts - both dial-up and broadband - rose to 1,604,204, an increase of 16.9% compared with the same period of the previous year. In the third quarter, the number of new broadband (ADSL) customers more than doubled compared with the same period of the previous year as 116,706 customers were added to the Prodigy Infinitum service. At September 30, there were 456,012 Prodigy Infinitum accounts in operation, 200.7% more than the same period of 2003.

Internet dial-up benefited from the introduction of Prodigy on a per minute basis, which has added more than 51 thousand customers.

Corporate Networks

In the corporate data transmission market, 217,860 line equivalents were added during the third quarter, an annual increase of 37.2%, bringing the total to 2,986,840 line equivalents for data transmission.

Revenues: In the third quarter of 2004, total revenues from operations in Mexico rose to 30,520 million pesos, almost at the same level as the same period of the previous year. For the nine months, revenues for Mexico totaled 89,916 million pesos, an annual increase of 0.4%.

Local: Revenues decreased 3.0%. Line increases were offset by the lack of growth in local traffic, producing a reduction in real terms in revenue per line. For the nine months, these revenues decreased 0.5% compared with the same period of the previous year.

DLD: Revenues decreased 7.0% in the third quarter due to the reduction of the rate per minute in real terms, which was not offset by higher traffic volume. For the nine months, the decrease was 9.3%.

ILD: Revenues decreased 3.7% compared with the third quarter of 2003 due to the reduction of the rate per minute in real terms, partially offset by growth of international settlement due to more incoming traffic. For the nine months, the decrease was 0.8%.

Interconnection: Revenues increased 3.9% compared with the third quarter of the previous year as a result of higher traffic originated by cellular users that is terminated on TELMEX's network. For the nine months, interconnection revenues increased 1.4% compared with the same period of 2003.

Corporate networks: Revenues related to connectivity services increased 6.0% in the third quarter due to the higher number of line equivalents in operation. For the nine months, these revenues increased 2.3%.

Internet: Internet-related revenues rose 22.8% in the third quarter mainly due to the increase in the number of broadband users (Infinitum). For the nine months, these revenues increased 26.2%.

Other: Other revenues increased 8.6% in the third quarter due to higher sales of telecommunications equipment and yellow pages. For the nine months, these revenues increased 6.9%.

Costs and expenses: Costs and expenses totaled 19,459 million pesos in the third quarter, a decrease of 3.9% compared with the same period of 2003. For the nine months, operating costs and expenses in Mexico totaled 59,043 million pesos, a decrease of 0.7% compared with the previous year.

Cost of sales and services: The cost of sales and services decreased 5.2% due to lower costs for prepaid cards, telephone handsets and lower maintenance expenses. For the nine months, these costs decreased 0.8%.

Commercial, administrative and general expenses: Commercial, administrative and general expenses increased 0.8% in the quarter due to higher advertising campaigns related to broadband Internet. For the nine months, these expenses were unchanged from a year ago.

Transport and interconnection: Transport and interconnection costs increased 1.0% compared with the third quarter of the previous year, due to the increase of traffic from local and long distance operators as well as termination traffic in the cellular network from Calling Party Pays. For the nine months, these expenses increased 0.8%.

Depreciation and Amortization: Depreciation and amortization decreased 9.0% compared with the third quarter of the previous year and 2.2% for the nine months.

EBITDA and Operating Income: EBITDA and operating income totaled 16,024 million pesos and 11,061 million pesos, respectively, reflecting annual increases of 1.6% in EBITDA and 7.2% in operating income. In the quarter, margins improved, with EBITDA increasing 0.9 percentage points and the operating margin 2.4 percentage points, reaching 52.5% and 36.2%, respectively.

For the nine months, the EBITDA margin was slightly higher than the previous year, reaching 51.4% and totaling 46,254 million pesos, 1.0% higher than in 2003. The operating margin increased 0.7 percentage points to 34.3%, reflecting operating income of 30,873 million pesos, 2.6% higher than in 2003.

Local Service Business Mexico
Income Statements (Millions of Mexican constant pesos as of September 2004)	3Q2004	3Q2003	% yoy	9 months 2004	9 months 2003	% yoy
Revenues
Access, rent and measured service	13,898	14,247	(2.4)	41,560	41,782	(0.5)
Recovery of LADA special projects	545	511	6.7	1,687	1,468	14.9
LADA interconnection	1,030	967	6.5	3,192	2,778	14.9
Interconnection with operators	419	199	110.6	1,066	777	37.2
Interconnection with cellular	4,311	4,360	(1.1)	12,744	12,857	(0.9)
Other	2,036	2,308	(11.8)	6,554	6,563	(0.1)
Total	22,239	22,592	(1.6)	66,803	66,225	0.9

Costs and expenses
Cost of sales and services	5,045	4,933	2.3	15,117	14,367	5.2
Commercial, administrative and general	3,715	3,735	(0.5)	11,305	11,314	(0.1)
Interconnection	3,229	3,202	0.8	9,602	9,542	0.6
Depreciation and amortization	3,312	3,731	(11.2)	10,297	10,605	(2.9)
Total	15,301	15,601	(1.9)	46,321	45,828	1.1

Operating income	6,938	6,991	(0.8)	20,482	20,397	0.4

EBITDA	10,250	10,722	(4.4)	30,779	31,002	(0.7)
EBITDA Margin (%)	46.1	47.5	(1.4)	46.1	46.8	(0.7)
Operating Margin (%)	31.2	30.9	0.3	30.7	30.8	(0.1)

Long Distance Business Mexico
Income Statements (Millions of Mexican constant pesos as of September 2004)	3Q2004	3Q2003	% yoy	9 months 2004	9 months 2003	% yoy
Revenues
Domestic long distance	4,054	4,387	(7.6)	12,112	13,461	(10.0)
International long distance	1,914	1,950	(1.8)	5,587	5,564	0.4
Total	5,968	6,337	(5.8)	17,699	19,025	(7.0)

Costs and expenses
Cost of sales and services	1,127	1,218	(7.5)	3,420	3,645	(6.2)
Commercial, administrative and general	1,038	1,259	(17.6)	3,472	3,757	(7.6)
Interconnection to the local network	917	998	(8.1)	2,881	2,665	8.1
Cost of LADA special projects	478	524	(8.8)	1,507	1,397	7.9
Depreciation and amortization	687	749	(8.3)	2,142	2,230	(3.9)
Total	4,247	4,748	(10.6)	13,422	13,694	(2.0)

Operating income	1,721	1,589	8.3	4,277	5,331	(19.8)

EBITDA	2,408	2,338	3.0	6,419	7,561	(15.1)
EBITDA Margin (%)	40.3	36.9	3.4	36.3	39.7	(3.4)
Operating Margin (%)	28.8	25.1	3.7	24.2	28.0	(3.8)

International Operations

Results based on Continuing Operations

To assist in comparisons, the third-quarter and nine-months results for the newly consolidated international subsidiaries are based on continuing operations and are calculated in Mexican pesos as of September, 2004.

Argentina

Comments on the Results

The main TELMEX subsidiaries in Argentina are TELMEX Argentina, acquired on February 24 and consolidated since March 1st, Techtel acquired on April 19 and consolidated since May 1st, and Metrored, acquired on June 30 and consolidated since July 1st. For comparable purposes, the results presented here are based on continuing operations in Mexican pesos as of September 2004.

Revenues from the operations in Argentina during the third quarter totaled the equivalent of 214.3 million pesos, 5.7% higher than in 2003, of which 58% were generated by voice services and 39% by data transmission services. For the nine months, revenues totaled 626.8 million pesos, 15.1% higher than the previous year. Operating costs and expenses were 239.0 million pesos in the quarter, 9.5% lower than the previous year, of which 45% was related to transport and termination of traffic. The decrease in depreciation and amortization was related to the adjustments made in the value of the assets. For the nine months, costs and expenses totaled 735.4 million pesos, at a similar level than in 2003. EBITDA for the quarter was 23.0 million pesos and for the nine months 30.0 million pesos.

Brazil

Comments on the Results

The main TELMEX subsidiaries in Brazil are TELMEX Brazil, acquired on February 24 and consolidated since March 1st, and Embratel, for which the majority of the controlling shares was acquired on July 23 and results consolidated since August 1st. Concurrently, in accordance with Brazilian legislation, a public offering is in process for the purchase of the remaining controlling shares of Embratel. For comparable purposes, the results presented here are based on continuing operations in Mexican pesos as of September 2004.

Revenues from the operations in Brazil during the third quarter were equivalent to 7,000.5 million pesos, 1.6% lower than in 2003, of which 59% was related to long distance, mainly from Embratel, and 26% to data transmission services. For the nine months, revenues totaled 21,930.6 million pesos, 13.2% higher than the previous year. Costs and expenses were 7,195.2 million pesos, 15.1% higher than in 2003. Transport and termination of traffic represented 45% of total costs and expenses. For the nine months, costs and expenses totaled 21,358.3 million pesos, 19.3% higher than in 2003. EBITDA for the quarter was 974.6 million pesos, representing a margin of 13.9%. For the nine months, EBITDA totaled 4,178.9 million pesos producing a margin of 19.1%.

Chile

Comments on the Results

The main TELMEX subsidiaries in Chile are TELMEX Chile acquired on February 24 and consolidated since March 1st. , Chilesat, acquired on June 8 and consolidated since July 1st. For comparable purposes, the results presented here are based on continuing operations in Mexican pesos as of September 2004.

Revenues from the operations in Chile during the third quarter were equivalent to 261.8 million pesos, 11.1% higher than the previous year, of which 58% were produced by long distance service and 13% by data transmission services. For the nine months, revenues totaled 748.4 million pesos, 11.8% more than in 2003. Costs and expenses were 262.7 million pesos in the quarter, almost at the same level than in 2003. The decrease in depreciation and amortization was related to the adjustments made in the value of the telephone plant. Transport and termination costs represented 48% of total costs. For the nine months, costs and expenses totaled 855.5 million pesos a decrease of 6.7% compared with the previous year. The operations in Chile had an EBITDA of 59.7 million pesos in the quarter with a margin of 22.8%. For the nine months, EBITDA totaled 66.3 million pesos with a margin of 8.9%.

Colombia

Comments on the Results

In Colombia, TELMEX operations consist of its subsidiary TELMEX Colombia acquired on February 24 and consolidated since March 1st, 2004. For comparable purposes, the results presented here are based on continuing operations in Mexican pesos as of September 2004.

Revenues from these operations during the third quarter were equivalent to 88.0 million pesos, 5.4% higher than in 2003, of which 95% was generated in the corporate networks business. For the nine months, the operations in Colombia generated revenues of 258.4 million pesos, 15.9% more than the previous year. Costs and expenses were 80.3 million pesos, 16.3% lower than in 2003, of which 27% was related to transport and termination. For the nine months, costs and expenses totaled 239.2 million pesos, 17.2% lower than the previous year. The decrease in operating cost and expenses was due to lower commercial, administrative and general expenses, as well as lower depreciation charges resulting from the adjustment in the value of the acquired fixed assets. EBITDA totaled 30.6 million pesos in the quarter with a margin of 34.8%. For the nine months, EBITDA totaled 82.7 million pesos with a margin of 32.0%.

Peru

Comments on the Results

In Peru, TELMEX operations are conducted through its subsidiary TELMEX Peru acquired on February 24 and consolidated since March 1st, 2004. For comparable purposes, the results presented here are based on continuing operations in Mexican pesos as of September 2004.

Revenues from operations in Peru during the third quarter were equivalent to 131.2 million pesos, 5.8% higher than the previous year. The voice and data businesses represent 45% and 37% of total revenues, respectively. For the nine months, the operations in Peru generated revenues of 386.0 million pesos, 7.1% more than in 2003. Costs and expenses in the quarter were 138.4 million pesos, 4.2% more than the previous year, of which 32% of the total were related to transport and termination. For the nine months, costs and expenses totaled 423.1 million pesos, 6.7% higher than the previous year. EBITDA totaled 31.5 million pesos in the quarter with a margin of 24.0%. For the nine months, EBITDA totaled 70.9 million pesos with a margin of 18.4%.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 & 2002

(Thousand Pesos)

Consolidated

Final printing

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S 12 PLANT, PROPERTY AND EQUIPMENT (NET)

Following, the breakdown is provided for the fixed assets included for the third quarter of 2004 by the specific index method and the NCPI, 5th document.
CONCEPT	INDEX	NCPI 5th. DOCUMENT

Investment	Ps. 404,025,267	Ps. 433,615,125
Depreciation	(262,302,797)	(288,820,628)
Construction in progress	5,195,290	5,142,324

Total	146,917,760	149,936,821

Results	16,398,071	16,887,248

S 18 DEFERRED ASSETS

At September 30, 2004, deferred assets rose to Ps. 9,938,630 that is comprised mainly by Ps. 1,529,360, that correspond to the acquisition of concessions to operate radio spectrum frequency bands to provide fixed wireless and mobile telephony services in Mexico, that will be amortized in 20 years and the amount of Ps. 3,919,044 corresponds to goodwill that is caused by the share acquisitions of the mexican company Multicom as well as the share acquisitions of the foreign companies Embratel, Techtel and Chilesat and and receivable deferred income tax D-4.of 4,490,226.

S 19 OTHER ASSETS

This item rose to $ 26,886,308 and $ 7,994,244 at September 30, 2004 and 2003, respectively, and is comprised by the following:

	2004	2003
Inventories	Ps. 2,140,350	Ps. 1,276,694
Intangible assets D-3	0	6,717,550
Projected net Asset D-3	24,745,958	0

INVENTORIES: are used for the operation of the telephone plant and are valued by the average cost method and are updated based on the specific index method, without exceeding their market value.

INTANGIBLE ASSETS: derived from the application of Bulletin D-3 "Labor Obligations", issued by the Mexican Institute of Public Accounts (IMCP)

PROJECTED NET ASSET (D-3):

At September 30, 2004, the market value of the established fund was greater than the Accumulated Benefit Obligation (ABO), accordingly with Bulletin D-3 "Labor Obligations" issued by the Mexican Institute of Public Accountants, it is not recognized neither any additional liability nor the related intangible asset and effect of labor obligations on stockholders' equity. As a result of the foregoing, the balance sheet presents a projected net asset of $24,745,958.

S 23 AND S 28 BANK LOANS

In this item, supplier's credits are included in bank credits. The suplier's credits are reclassified to bank loans because in this document, sific/ics, long-term opening to suplier's does not exist.

On July 15, 2004 Telmex obtained a Syndicated Loan Agreement for the aggregate amount of US$ 2,425 million, which was divided in two tranches, the first one for the amount of US$ 1,525 million, with maturity in three years at an interest rate of Libor plus 0.45%. The second tranche for the amount of US$ 900 million, with maturity in five years at an interest rate of Libor plus 0.525%. From the total amount of the Syndicated Bank Loan, US$ 1,900 was disbursed on July 15, 2004 and the remaining portion of US$ 525 million was used on October 13, 2004.

S 24 AND S 29 STOCK MARKET LOANS

The "4.25% Convertible Senior Debentures Due 2004" matured on June 15, 2004.

During 2003 and 2004, Telmex made several purchases of the convertible debentures in the market for the amount of US$ 424.7 million and some holders elected to convert their convertible debentures into ADR's in the amount of

US$5 million. On the maturity date, the remaining balance was US$570.3 million that was completely amortized in the following manner: US$569.8 million exercised their right of conversion for 385,285,200 (three hundred and eighty five million two hundred and eighty five thousand two hundred) shares at a conversion rate of 33.8110 ADRs (each ADR is equivalent to 20 series "L" shares) per US$1,000 principal amount of debentures, and US$0.5 million were amortized in cash.

On January 26, 2001, TELMEX issued senior notes for U.S.$1,000 million, maturing in 2006 and bearing 8.25% annual interest payable bi-annually. Additionally, on May 8, 2001 TELMEX issued additional senior notes for U.S.$500 million with the same characteristics.

During 2002, TELMEX made four placements of domestic senior notes ("Certificados Bursatiles") for a total of Ps. 3,200 million, face value (Ps. 4,250 million in 2001, face value) under a program authorized by the National Banking and Securities Commission of $10,000 million. This program matured on April 10, 2004.

On November 19, 2003 TELMEX issued a bond for U.S. $1,000 million due 2008, with an annual interest of 4.5%. Interest will be paid every six months.

S 26 OTHER CURRENT LIABILITIES

At September 30, 2004 and 2003, this item rose to Ps. 36,067,218 and Ps. 16,010,510 respectively and is comprised by the following concepts:

	2004	2003
Accounts payable	Ps. 19,017,540	Ps. 9,394,137
Accrued liabilities	13,905,859	4,013,562
Deferred credits	3,143,819	2,602,811

Short-Term deferred credits consist of not accrued accounts receivable and advanced payments from customers and others.

S 29 STOCK MARKET LOANS (LONG-TERM)

This item rose to $ 35,126,500 and $ 25,044,760 at September 30, 2004 and 2003, respectively and is comprised by the following:

	2004	2003
Domestic Senior Notes	Ps 6,600,000	Ps. 7,826,225
Bonds	28,526,500	17,218,535

S 31 DEFERRED CREDITS

At September 30, 2004 and 2003, this item rose to Ps. 20,671,279 and Ps. 15,072,437, respectively and corresponds to deferred taxes based on the requirements of Bulletin D-4, issued by the Mexican Institute of Public Accountants.

S 32 OTHER LIABILITIES

At September 30, 2004 this item rose to Ps. 1,552,877 and represents the liability for pensions and seniority premiums based on the requirements of Bulletin D-3 "Labor Obligations".

S 37 CAPITAL STOCK AND S 39 PREMIUM ON SALE OF SHARES

With regard to the "4.25% Convertible Senior Debentures Due 2004" issued on June 11, 1999, the outstanding balance of U.S.$570.3 million matured on June 15, 2004. From this amount US $569.8 million were converted into "L" shares at the conversion rate of 33.8110 ADRs per U.S.$1,000 principal amount of debentures (each ADR represents 20 series "L" shares). Upon conversion, TELMEX issued from its treasury 385,285,200 (three hundred eighty five million two hundred eighty five thousand two hundred) series "L" shares.

S 42 RETAINED EARNINGS

At September 30, 2004 and 2003, this item rose to Ps. 87,440,120 and Ps. 87,446,290, respectively and is comprised by the following concepts:

	2004	2003
Legal reserve	Ps. 17,301,822	Ps. 16,517,281
Unappropriated earnings of prior years	70,138,298	70,929,009

On March 1st, 2004 and April 29, 2003, stockholders meeting approved an increase of Ps. 12,000,000 (nominal value) and Ps. 7,601,474 (nominal value) respectively, in the total authorized nominal amount to be used by the Company to acquire its own shares, bringing the total amount to be used for this purpose to Ps. 12,001,362 (nominal value) and Ps 10,000,000 (nominal value), respectively.

From January to September 2004, the Company acquired 567.8 million Series "L" shares for Ps. 10,901,955 (historical cost of Ps. 10,731,588) and 1.4 million Series "A" shares for Ps. 25,759 (historical cost of Ps. 25,353).

From January to September 2003, the Company acquired 487.8 million Series "L" shares for Ps. 8,396,301 (historical cost of Ps. 7,923,011) and 3.1 million Series "A" shares for Ps. 53,728 (historical cost of Ps. 50,665).

The Company's repurchased shares are applied to unappropiated retained earnings in the amount the corresponding shares purchased exceeded capital stock.

S 44 EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS EQUITY

At September 30, 2004 and 2003, this item rose to Ps. (64,508,187) and Ps. (74,397,020), respectively and is comprised in the following manner:

	2004	2003
Accumulated monetary position loss	Ps. (13,353,963)	Ps. (13,354,313)
Result from holding non-monetary assets	(51,154,224)	(61,042,707)

S 73 PENSION FUND AND SENIORITY PREMIUMS

The Company grants pensions and seniority premiums that are established in defined pension plans that cover substantially all employees.

Pension benefits are determined on the basis of compensation to employees in their final year employment, their seniority, and their age at the time of retirement.

The Company established an irrevocable trust fund to cover the payment of these obligations and has the policy of making annual contributions to such fund. These contributions are deductible for Mexican corporate income tax purposes.

The transition liability, past services and variations in assumptions are being amortized over a period of twelve years, that is the estimated average remaining working-life of the Company's employees.

COMPREHENSIVE INCOME

At September 30, 2004 and 2003 this item rose to Ps. 15,237,907 and Ps. 19,827,386, respectively by the application of Bulletin B-4 comprehensive income; and is comprised by the following:

	2004	2003
Net income for the period	Ps . 16,771,348	Ps. 17,430,955
Result from holding non-monetary assets	526,998	4,467,157
Deferred income tax of the period	(14,503)	(1,504,017)
Effect of labor obligations	0	(566,709)
Effect of securities available for sale	(2,045,936)	0

Comprehensive Income	15,237,907	19,827,386

NOTES TO CONSOLIDATED STATEMENTS OF INCOME

R 33 DEFERRED INCOME TAX

At September 30, 2004 and 2003, Telmex Group recognized a net income of Ps. (481,066) and Ps. (361,420), respectively, for the application of Bulletin D-4 "Accounting treatment of income tax, asset tax and employee profit sharing".

NOTES TO CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

C 39 OTHER ITEMS

Includes inventories for operation of the telephone plant, as well as decreases of fixed assets.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

The SIFI/ICS system automatically calculates the inventory turnover rate-cost by dividing the total cost of goods and services (Ref. R 2) between the inventory of goods for sale (Ref. S 6), fact that affects the result.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 3

SHARE INVESTMENTS

Consolidated

Final printing

---

COMPANY NAME		MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT
					(Thousand Pesos)
					ACQUISITION COST	PRESENT VALUE
				%
SUBSIDIARIES
1	Consertel, S.A. de C.V.	Investments in all types of businesses	28,444,797,340	100	16,374,507	30,415,876
2	Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100	1,040,903	7,322,235
3	Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100	702,096	3,206,957
4	Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100	28,636	525,316
5	Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50	100	49	59
6	Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	769,595,000	100	769,645	864,829
7	Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	186,000,000	100	137,877	167,838
8	Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100	19,397	118,834
9	Anuncios en Directorios, S.A. de C.V.	Sale of advertising space in yellow pages	1,081,750	100	1,240	69,217
10	Operadora Mercantil, S.A. de C.V.	Sales agent advertising space in yellow pages	50,000	100	54	1,388
11	Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100	4,602	29,733
12	Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100	4,944	74,776
13	Teléfonos del Noroeste, S.A. de C.V.	Telecommunications services	110,000,000	100	75,279	906,239
14	Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	76,723,650	99.99	76,724	81,367
15	Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100	138,972	192,323
16	Comertel Argos, S.A. de C.V.	Personnel services	6,000	100	13	2,792
17	Telmex International, Inc.	Holding Company in the U S A.	5	100	220,153	259,325
18	Instituto Tecnológico de Telefonos de Mexico, A.C	Trainning & research services	1,000	100	1	4
19	Buscatel, S.A. de C.V.	Paging services	111,645	100	142,445	264,487
20	Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	167,691,377	100	360,533	564,290
21	Uninet, S.A. de C.V.	Data transmission services	67,559,613	100	6,755,961	7,327,927
22	Aerofrisco, S.A. de C.V.	Air Taxi services	4,477,798,600	100	447,298	693,154
23	Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	61,952	100	62	70
24	Teninver, S.A. de C.V.	Managment of yellow pages	9,108,921	100	409,687	841,193
25	Latam Telecomunicaciones, L.L.C.	Investments in all types of businesses	100	100	10,078,726	10,243,324
26	Financial Ventures, L.L.C.	Investments in Internet companies	1,000	100	7,592,104	8,802,198
27	Telcoser, S.A. de C.V.	Investments in Internet companies	17,276,290	100	17,276,290	17,276,290
28	Telmex Internet Investments, L.L.C.	Investments in Internet companies	1,000	100	998,867	1,231,927
29	Fintel Holdings, L.L.C.	Investments in Internet companies	100	100	99	99
	TOTAL INVESTMENT IN SUBSIDIARIES				63,657,164	91,484,066

	ASSOCIATES
1	Technology and Internet , LLC	Internet services	500	50	974,989	198,604
2	Technology Fund I, LLC	Communication services	500	50	20,898	17,727
3	Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	450	45	510,138	430,892
4	Centro Histórico de la Ciudad de México, SA de CV	Real estate services	80,020,000	21.77	80,020	101,788
5	TM & MS, LLC	Internet portal (T1MSN)	1	50	29,621	30,584

	TOTAL INVESTMENT IN ASSOCIATES				1,615,666	779,595
	OTHER PERMANENT INVESTMENTS					373,538
	T O T A L					92,637,199

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousand Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of Pesos)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of Pesos)
					Time Interval						Time Interval
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or more
BANKS
FOREIGN TRADE
AB SVENKS EXPORTKREDIT(1)	14/12/2005	3.20	0	0	0	0	0	0	0	0	16,192	16,192	3,383	0	0	0
ABN AMRO BANK (1)	30/04/2007	3.63	0	0	0	0	0	0	0	0	236,362	236,362	472,725	472,725	0	0
BANAMEX AG. NY (1)	24/12/2006	3.01	0	0	0	0	0	0	0	0	2,032	3,077	4,102	1,026	0	0
BANCA SERFIN AG.NY (1)	24/12/2006	3.01	0	0	0	0	0	0	0	0	1,066	1,608	2,144	536	0	0
BBV ARGENTARIA S.A. (1)	22/12/2007	2.95	0	0	0	0	0	0	0	0	91,777	91,776	183,553	183,553	91,776	0
BCO INTERNACIONAL, SAG(1)	24/12/2006	3.01	0	0	0	0	0	0	0	0	2,584	3,912	5,216	1,304	0	0
BCO SANTANDER CH NY (1)	22/12/2008	2.40	0	0	0	0	0	0	0	0	14,568	14,568	29,137	29,137	16,697	1,093
BANK OF AMERICA (1)	14/04/2006	2.45	0	0	0	0	0	0	0	0	74,337	64,646	79,705	0	0	0
BANK OF AMERICA (1)	24/12/2006	3.01	0	0	0	0	0	0	0	0	12,757	19,315	25,753	6,438	0	0
BARCLAYS BANK BRUSSELS(1)	31/12/2004	3.45	0	0	0	0	0	0	0	0	45,963	0	0	0	0	0
BARCLAYS BANK BRUSSELS(1)	31/12/2005	3.20	0	0	0	0	0	0	0	0	49,416	49,416	49,416	0	0	0
CITIBANK, N.A. (1)	24/12/2006	3.01	0	0	0	0	0	0	0	0	40,294	60,732	80,975	20,244	0	0
CITIBANK, N.A. (1)	15/07/2007	2.65	0	0	0	0	0	0	0	0	0	0	0	17,401,165	0	0
CITIBANK, N.A. (1)	15/07/2009	2.72	0	0	0	0	0	0	0	0	0	0	0	0	2,139,487	2,139,487
DEXIA BANK (1)	31/12/2014	3.20	0	0	0	0	0	0	0	0	140,724	141,179	282,358	282,358	242,425	560,711
EXPORT DEVELOPMENT C. (1)	22/04/2009	2.75	0	0	0	0	0	0	0	0	93,990	323,445	315,117	90,827	28,015	12,020
GOLDMAN SACHS INT. (1)	24/12/2006	3.01	0	0	0	0	0	0	0	0	542	821	1,095	274	0	0
JAPAN BANK INT. COOP. (1)	10/10/2011	3.07	0	0	0	0	0	0	0	0	0	403,498	806,995	806,995	806,995	2,824,484
KREDITANSTALT FUR W. (1)	10/10/2006	3.50	0	0	0	0	0	0	0	0	66,562	66,562	133,124	66,562	0	0
KREDITANSTALT FUR W. (1)	30/11/2004	2.70	0	0	0	0	0	0	0	0	1,262	0	0	0	0	0
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0	0	0	0	0	0	0	2,739	18,233	20,973	20,973	20,973	203,952
NORDEA BANK FINLAND (1)	04/12/2007	3.45	0	0	0	0	0	0	0	0	181,836	181,836	306,619	76,639	8,909	0
NORDIC INVESTMENT BANK(1)	06/12/2006	3.30	0	0	0	0	0	0	0	0	57,053	57,053	114,106	57,053	0	0
SOCIETE GENERALE PARIS (1)	24/12/2006	3.01	0	0	0	0	0	0	0	0	2,170	3,286	4,382	1,095	0	0
SOCIETE GENERALE PARIS (1)	24/12/2006	3.01	0	0	0	0	0	0	0	0	2,235	3,384	4,512	1,128	0	0
SOCIETE GENERALE PARIS (1)	14/05/2007	2.95	0	0	0	0	0	0	0	0	21,873	15,443	7,171	92	0	0
BANK TOKYO-MITSUBISHI(1)	28/12/2008	3.55	0	0	0	0	0	0	0	0	161,120	161,120	322,240	322,240	208,134	0
BANAMEX, S.A. (1)	27/06/2005	3.20	0	0	55,344	111,532	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/2006	3.10	0	0	31,576	96,147	131,576	33,510	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/2006	3.20	0	0	60,262	186,869	64,375	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (3)	27/08/2005	8.02	800,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL (1)	24/12/2006	3.01	0	0	6,650	10,069	13,425	3,356	0	0	0	0	0	0	0	0
BBVA BANCOMER (4)	21/05/2007	8.41	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX, S.A. (1)	26/06/2006	3.08	0	0	74,646	228,229	234,819	0	0	0	0	0	0	0	0	0
TESORERIA DE LA FED. (1)	24/12/2006	3.01	0	0	13,033	19,704	26,271	6,568	0	0	0	0	0	0	0	0
VARIAS INSTITUCIONES (1)	01/12/2005	12.26	0	0	0	0	0	0	0	0	280,607	4,391,283	2,570,831	538,843	257,371	358,594
VARIAS INSTITUCIONES (2)	01/06/2011	9.16	0	0	0	0	0	0	0	0	158,986	635,312	685,194	455,395	3,346,704	417,313
TOTAL BANKS			800,000	500,000	241,511	652,550	470,466	43,434	0	0	1,759,048	6,964,059	6,510,826	20,836,602	7,167,486	6,517,654

STOCK EXCHANGE
PRIVATE PLACEMENTS
UNSECURED DEBT
8 1/4 SENIOR NOTES (2)	26/01/2006	8.25	0	0	0	0	0	0	0	0	0	0	17,115,900	0	0	0
4 1/2 SENIOR NOTES (2)	19/11/2008	4.50	0	0	0	0	0	0	0	0	0	0	0	0	0	11,410,600
CERT. BURSAT TLMX 02-2(5)	10/02/2005	8.95	850,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TLMX 02 (6)	09/02/2007	9.01	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TLMX 01, 02-3-4(2)	31/05/2012	11.05	0	1,700,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TLMX 01-2(6)	26/10/2007	9.11	0	3,250,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			850,000	6,600,000	0	0	0	0	0	0	0	0	17,115,900	0	0	11,410,600

OTHER CURRENT LIABILITIES AND OTHER CREDITS
OTHER CURRENT LIABILITIES AND OTHER CREDITS (S-26)			36,067,218	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES AND OTHER CREDITS			36,067,218	0	0	0	0	0	0	0	0	0	0	0	0	0

TOTAL			37,717,218	7,100,000	241,511	652,550	470,466	43,434	0	0	1,759,047	6,964,059	23,626,726	20,836,602	7,167,486	17,928,254

 NOTES:

A.- Interest rates:

The credits breakown is presented with an integrated rate as follows:

  Libor plus margin
  Fixed Rate
  TIIE plus margin
  TIIE plus margin
  CETES plus margin
  CETES plus margin

B.- The following rates were considered:

  Libor at 6 months in U S dollars is equivalent to 2.1963 at September 30, 2004
  TIIE at 28 days is equivalent to 8.0188 at September 30, 2004
  TIIE at 91 days is equivalent to 8.3400 at September 30, 2004
  CETES at 91 days is equivalent to 7.9500 at September 30, 2004
  CETES at 182 days is equivalent to 8.2100 at September 30, 2004

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, SIFIC/ICS, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at September 30,2004 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (U.S.)	6,501,722	11.4106
BRAZILIAN REAL	1,009,825	4.0023
EURO	76,854	14.1674

E.- There are other liabilities in foreign currency for an equivalent amount of P.380,058 thousand pesos.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousand Pesos)

Consolidated

Final printing

---

TRADE BALANCE	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
TOTAL ASSETS	1,450,255	16,548,274	0	0	16,548,274

LIABILITIES	6,501,722	74,188,549	482,147	5,501,586	79,690,135
SHORT-TERM LIABILITIES	547,240	6,244,337	295,587	3,372,830	9,617,167
LONG-TERM LIABILITIES	5,954,482	67,944,212	186,560	2,128,756	70,072,968
NET BALANCE	(5,051,467)	(57,640,275)	(482,147)	(5,501,586)	(63,141,861)

 NOTES:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:
CURRENCY	E.R.
DOLLAR (U.S.)	11.4106
EURO	14.1674
YEN	0.1036

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 7

CALCULATION OF MONETARY POSITION

(Thousand Pesos)

Consolidated

Final printing

---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (EFFECT) (ASSET) LIABILITIES

JANUARY	39,624,973	85,658,395	46,033,422	0.62	285,407
FEBRUARY	39,882,677	83,525,438	43,642,761	0.60	261,857
MARCH	40,488,616	86,043,360	45,554,744	0.34	154,886
APRIL	40,758,086	86,616,943	45,858,857	0.15	68,788
MAY	36,597,526	86,863,622	50,266,096	(0.25)	(125,665)
JUNE	36,821,957	86,283,761	49,461,804	0.16	79,139
JULY	35,424,831	81,927,729	46,502,898	0.26	120,908
AUGUST	44,671,285	94,908,995	50,237,710	0.62	311,474
SEPTEMBER	45,109,555	92,544,768	47,435,213	0.83	393,712
ACTUALIZATION :	0	0	0	0.00	20,551
CAPITALIZATION :	0	0	0	0.00	0
FOREIGN CORP. :	0	0	0	0.00	(20,804)
OTHER	0	0	0	0.00	(73,700)
TOTAL					1,476,553

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 8

BONDS AND/OR MEDIUM-TERM NOTES LISTED IN STOCK MARKET

Consolidated

Final printing

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FINANCIAL COVENANTS UNDER ISSUANCE DEED AND/OR TITLE

DOES NOT APPLY

CURRENT SITUATION OF FINANCIAL COVENANTS

DOES NOT APPLY

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Consolidated

Final printing

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PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	USAGE (%)

NOT AVAILABLE		0	0

NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

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DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBS.	PRODUCTION COST (%)

NOT AVAILABLE

NOTES :

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11

DOMESTIC SALES - MAIN SERVICES -

(Thousand Pesos)

Consolidated

Final printing

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MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		MARKET	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT	(%)	TRADEMARKS	CUSTUMERS
LOCAL SERVICE				41,697,780
LONG DISTANCE SERVICE				17,558,740
INTERCONNECTION				13,807,507
CORPORATE NETWORKS				4,837,362
INTERNET				6,511,289
OTHERS				3,914,321
TOTAL				88,326,999

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11b

FOREIGN SALES - MAIN SERVICES -

(Thousand Pesos)

Consolidated

Final printing

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MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTUMERS

NET SETTLEMENT				1,635,287
LOCAL SERVICE				406,104
LONG DISTANCE SERVICE				3,497,893
INTERCONNECTION				192,342
CORPORATE NETWORKS				1,968,125
OTHERS				260,682
TOTAL				7,960,433
NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousand Pesos)

Consolidated

Final printing

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ITEM			Thousand Mexican Pesos
	3rd. Quarter 04 Jul-Sep	% of Advance	Total 2004	Budget 2004	% of Advance

DATA	682,529	20.4	1,831,202	3,338,031	54.9
INTERNAL PLANT	753,044	21.5	2,194,335	3,506,865	62.6
OUTSIDE PLANT	1,280,033	26.0	2,954,901	4,925,817	60.0
TRANSMISSION NETWORK	1,007,883	25.8	1,978,672	3,911,879	50.6
SYSTEMS	145,096	19.2	202,532	757,173	26.7
OTHERS	378,672	13.4	813,888	2,833,154	28.7

TOTAL INVESTMENT TELMEX MEXICO	4,247,256	22.0	9,975,530	19,272,919	51.8

LATINOAMERICA	522,816	18.6	607,416	2,806,954	21.6

TOTAL INVESTMENT	4,770,072	21.6	10,582,946	22,079,873	47.9

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

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 Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries were exchanged into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, Transactions in Foreign Currency and Exchange of Financial Statements of Foreign Operations, issued by the Mexican Institute of Public Accountants (IMCP), as follows:

 All balance sheet amounts, except for stockholders' equity, were translated at the prevailing exchange rate at year-end; stockholders' equity accounts were exchanged at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period. The effect of inflation and changes in exchange rates were not material and are presented as part of the result from holding of non-monetary assets.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

INTEGRATION OF PAID CAPITAL STOCK

Consolidated

Final printing

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SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand Pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUBSCRIPTION
							FIXED	VARIABLE
A	0.02500		255,763,914	0		255,763,914	6,394
AA	0.02500		4,063,417,276	0	4,063,417,276	0	101,586
L	0.02500		7,612,053,664	0		7,612,053,664	190,301
TOTAL	0.02500		11,931,234,854	0	4,063,417,276	7,867,817,578	298,281	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:
	11,931,234,854
SHARES PROPORTION BY:

CPO'S :
T.VINC.:
ADRS's :
GDRS's :
ADS's :
GDS's :

	REPURCHASE OF OWN SHARES

		NUMBER OF	MARKET VALUE OF THE SHARE
	SERIES	SHARES	AT REPURCHASE		AT QUARTER

	A & L	569,162,600	18.2040		18.2255

NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

PAYMENT RESPONSIBLE

NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	C.P. EDUARDO ROSENDO GIRARD PARQUE VIA 198 - 5TH FLOOR OFFICE 501, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 53 95 52 50 80 54 erosendo@telmex.com

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD LIC. CARLOS SLIM DOMIT CALVARIO NUM 100 COL. TLALPAN 14000 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER ING. JAIME CHICO PARDO PARQUE VIA 190 - 10TH. FLOOR OFFICE 1001, COL. CUAUHTEMOC 06599 MEXICO, D.F. 55 46 15 46 & 52 22 51 52 57 05 00 39

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

CHIEF FINANCIAL OFFICER

CHIEF FINANCIAL OFFICER

ING. ADOLFO CEREZO PEREZ

PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 57 80 & 52 22 51 44

52 55 15 76

acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

QUATERLY FINANCIAL INFORMATION RESPONSIBLE

COMPTROLLER

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING INFORMATION THROUGH EMISNET

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	LEGAL DIRECTOR LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 & 52 22 57 42 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

SECRETARY OF BOARD OF DIRECTORS

SECRETARY OF BOARD OF DIRECTORS

LIC. SERGIO F. MEDINA NORIEGA

PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 14 25 & 52 22 57 42

55 46 43 74

smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE OF PROVIDE INFORMATION TO INVESTORS

INVESTORS RELATIONS MANAGER

LIC. ALEJANDRO MARTINEZ ALTAMIRANO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

amaltami@telmex.com & ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING FINANCIAL INFORMATION THROUGH EMISNET

COMPTROLLER

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING RELEVANT INFORMATION THROUGH EMISNET

INVESTORS RELATIONS MANAGER

LIC. ALEJANDRO MARTINEZ ALTAMIRANO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

amaltami@telmex.com & ri@telmex.com

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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POSITION	NAME

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

VICEPRESIDENT	ING.	JAIME	CHICO	PARDO
VICEPRESIDENT	C.P.	JUAN ANTONIO	PEREZ	SIMON

HONORARY BOARD MEMBER	ING.	CARLOS	SLIM	HELU

BOARD PROPIETORS	ING.	CARLOS	SLIM	HELU
BOARD PROPIETORS	SR.	EMILIO	AZCARRAGA	JEAN
BOARD PROPIETORS	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS	MTRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS	SR.	ROMULO	O FARRIL JR.
BOARD PROPIETORS	LIC.	FERNANDO	SENDEROS	MESTRE
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS	SR.	JAMES	W.	CALLAWAY
BOARD PROPIETORS	SR.	RICHARD	P.	RESNICKS
BOARD PROPIETORS	SR.	ROBERT	L.	HENRICHS
BOARD PROPIETORS	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS	LIC.	RICARDO	MARTIN	BRINGAS

BOARD ALTERNATES	LIC.	PATRICK	SLIM	DOMIT
BOARD ALTERNATES	LIC.	ARTURO	ELIAS	AYUB
BOARD ALTERNATES	LIC.	JORGE C.	ESTEVE	RECOLONS
BOARD ALTERNATES	C.P.	HUMBERTO	GUTIERREZ	OLVERA Z.
BOARD ALTERNATES	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES	SRA.	ANGELES	ESPINOSA	YGLESIAS
BOARD ALTERNATES	ING.	AGUSTIN	FRANCO	MACIAS
BOARD ALTERNATES	SR.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD ALTERNATES	LIC.	JOSE	KURI	HARFUSH
BOARD ALTERNATES	LIC.	FERNANDO	SOLANA	MORALES
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES	LIC.	CARLOS	BERNAL	VEREA
BOARD ALTERNATES	LIC.	FEDERICO	LAFFAN	FANO
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR
BOARD ALTERNATES	ING.	BERNARDO	QUINTANA	ISAAC
BOARD ALTERNATES	C.P.	FRANCISCO	MEDINA	CHAVEZ

STATUTORY AUDITOR	C.P.	ALBERTO	TIBURCIO	CELORIO

ALTERNATE STATUTORY AUDITOR	C.P.	FERNANDO	ESPINOSA	LOPEZ

SECRETARY OF BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

DECLARATION BY THE COMPANY'S OFFICERS THAT ARE RESPONSIBLE FOR THE INFORMATION

Consolidated

Final printing

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 I (We) hereby swear, in the scope of my (our) functions, that I (we) prepared the financial information related with the Issuer's Quarter Report supplied herein, which, to my (our) knowledge, reasonably reflect the situation of the Issuer. I (We) also hereby swear that I (we) have no knowledge of any relevant information that has been omitted or falsely represented in this Quarter Report, or that such report contains information that could mislead the investors.

ING. ADOLFO CEREZO PEREZ	C.P. EDUARDO ROSENDO GIRARD
CHIEF FINANCIAL OFFICER	COMPTROLLER

MEXICO CITY, OCTOBER 19, 2004.

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